

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

<u>Via E-mail</u>
Paul W. Nester
Vice President, Treasurer and Chief Financial Officer
RGC Resources, Inc.
519 Kimball Ave., N.E.
Roanoke, Virginia 24016

      Re: RGC Resources, Inc.
               Form 10-K for Fiscal Year Ended September 30, 2012
               Filed December 12, 2012
               File No. 0-26591

Dear Mr. Nester:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Andrew D. Mew

               Andrew D. Mew
               Accounting Branch Chief